UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim

financial information at March 31, 2018

and Report on Review of Interim

Financial Information

Report on review of interim financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Fibria Celulose S.A. and its subsidiaries (the “Company”) as at March 31, 2018 and the related condensed consolidated statement of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended and notes, comprising a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

São Paulo, April 23, 2018

PricewaterhouseCoopers	Luciano Jorge Moreira Sampaio Junior
Auditores Independentes	Contador CRC 1BA018245/O-1
CRC 2SP000160/O-5

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
(In thousands of Reais)

	March 31, 2018	December 31, 2017

Assets
Current
Cash and cash equivalents (Note 7)	2,852,443	4,051,717
Marketable securities (Note 8)	2,977,229	2,619,424
Derivative financial instruments (Note 9)	81,858	124,340
Trade accounts receivable, net (Note 10)	1,280,605	1,193,157
Inventory (Note 11)	2,589,279	2,080,403
Recoverable taxes (Note 12)	398,541	272,623
Other assets	165,755	188,497

	10,345,710	10,530,161

Non-current
Marketable securities (Note 8)	164,886	162,254
Derivative financial instruments (Note 9)	333,424	323,952
Related parties receivables (Note 14)	9,971	9,924
Recoverable taxes (Note 12)	1,735,420	1,868,294
Advances to suppliers	663,719	645,460
Judicial deposits	187,484	180,883
Deferred taxes (Note 13)	450,732	752,545
Other assets	118,508	119,945

Investments (Note 15)	157,141	152,905
Biological assets (Note 16)	4,204,267	4,253,008
Property, plant and equipment (Note 17)	15,175,691	15,101,738
Intangible assets (Note 18)	4,586,193	4,592,262

	27,787,436	28,163,170

Total assets	38,133,146	38,693,331

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
(In thousands of Reais)	(continued)

	March 31, 2018	December 31, 2017

Liabilities and shareholders’ equity
Current
Loans and financing (Note 19)	1,117,671	1,692,905
Derivative financial instruments (Note 9)	132,096	151,571
Trade payables (Note 20)	2,464,480	3,110,462
Payroll, profit sharing and related charges	112,573	201,949
Taxes payable	124,352	246,388
Dividends payable	261,565	261,567
Other payables	207,309	124,965

	4,420,046	5,789,807

Non-current
Loans and financing (Note 19)	17,804,178	17,605,658
Derivative financial instruments (Note 9)	129,482	162,519
Provision for legal proceeds, net (Note 21)	181,723	165,944
Other payables	322,596	319,474

	18,437,979	18,253,595

Total liabilities	22,858,025	24,043,402

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	19,902	13,361
Treasury shares	(22,550)	(23,086)
Other reserves	1,611,851	1,608,867
Statutory reserves	3,249,015	3,249,015
Retained earnings	613,241

Equity attributable to shareholders of the Company	15,200,465	14,577,163

Equity attributable to non-controlling interests	74,656	72,766

Total shareholders’ equity	15,275,121	14,649,929

Total liabilities and shareholders’ equity	38,133,146	38,693,331

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss
(In thousand of Reais, except for the income per shares)

	March 31, 2018	March 31, 2017

Net revenues (Note 22)	3,693,167	2,074,017
Cost of sales (Note 24)	(2,205,145)	(1,733,438)

Gross profit	1,488,022	340,579

Selling expenses (Note 24)	(184,843)	(105,483)
General and administrative (Note 24)	(73,968)	(58,565)
Equity in results of joint-venture	16	(91)
Other operating income and expense, net (Note 24)	(66,263)	53,366

	(325,058)	(110,773)

Income before financial income and expenses	1,162,964	229,806

Financial income (Note 23)	68,477	114,983
Financial expenses (Note 23)	(317,098)	(274,781)
Result of derivative financial instruments, net (Note 23)	57,065	287,133
Foreign exchange gain (loss) and indexation charges, net (Note 23)	(78,524)	203,873

	(270,080)	331,208

Income before income taxes	892,884	561,014

Income taxes
Current (Note 13 (b))	(18,463)	(19,588)
Deferred (Note 13 (b))	(259,290)	(212,429)

Net income for the period	615,131	328,997

Attributable to
Shareholders of the Company	613,241	326,652

Non-controlling interest	1,890	2,345

Net income for the period	615,131	328,997

Basic earnings per share (in Reais) (Note 25)	1.11	0.59

Diluted earnings per share (in Reais) (Note 25)	1.11	0.59

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Net income for the period	615,131	328,997

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations	3,710

	3,710

Tax effect regarding above items - 34%	(1,261)

	2,449

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets
Ensyn Corporation (“Ensyn”)	504	(2,905)
CelluForce Inc. (“CelluForce”)	(273)	(251)
Spinnova Oy (“Spinnova”)	579

	810	(3,156)

Tax effect regarding above items - 34%	(275)	1,073

	535	1,073

Total other comprehensive income (loss) for the period, net of taxes	2,984	(2,083)

Total comprehensive income for the period, net of taxes	618,115	326,914

Attributable to
Shareholders of the Company	616,225	324,569

Non-controlling interest	1,890	2,345

	618,115	326,914

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity
(In thousands of Reais)

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings	Total	Non- controlling interest	Total

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024		13,751,074	66,606	13,817,680

Net income								326,652	326,652	2,345	328,997
Other comprehensive income					(2,083)				(2,083)		(2,083)
					(2,083)			326,652	324,569	2,345	326,914
Transactions with shareholders
Stock option program (Note 31(ii))			834						834		834
Repurchase of shares				(831)					(831)		(831)

As at March 31, 2017	9,740,777	(11,771)	12,184	(11,209)	1,597,557	411,432	2,010,024	326,652	14,075,646	68,951	14,144,597

As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320		14,577,163	72,766	14,649,929

Net income								613,241	613,241	1,890	615,131
Other comprehensive income					2,984				2,984		2,984
					2,984			613,241	616,225	1,890	618,115
Transactions with shareholders
Stock option program (Note 31(ii))			435						435		435
Exercise of stock option program			(125)	536					411		411
Tax incentive - ICMS			6,231						6,231		6,231

As at March 31, 2018	9,740,777	(11,771)	19,902	(22,550)	1,611,851	465,695	2,783,320	613,241	15,200,465	74,656	15,275,121

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Income before income taxes	892,884	561,014

Adjusted by
Depreciation, depletion and amortization (Note 24)	611,209	424,334
Depletion of timber resources from forestry partnership programs (Note 24)	8,428	11,480
Foreign exchange (gain) loss and indexation charges, net (Note 23)	78,524	(203,873)
Change in fair value of derivative financial instruments	(57,065)	(287,133)
Equity in results of joint-venture	(16)	91
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 24)	8,239	3,853
Gain on sale of investment - Losango Project	(61,648)
Interest and gain/losses from marketable securities	(34,147)	(82,660)
Interest expense	262,032	237,823
Change in fair value of biological assets (Note 16 and Note 24)	12,487
Impairment of recoverable taxes - ICMS	33,860	23,518
Tax credits
Stock option program	435	834
Transaction costs and other	10,108	8,581

Decrease (increase) in assets
Trade accounts receivable	(82,966)	84,747
Inventory	(379,871)	(111,782)
Recoverable taxes	(19,370)	(135,598)
Other assets	28,499	5,337

Increase (decrease) in liabilities
Trade payables	(653,468)	480,948
Taxes payable	(92,454)	(114)
Payroll, profit sharing and related charges	(89,375)	(55,355)
Other payables	89,909	13,732

Cash provided by operating activities	615,395	930,616

Interest received	52,914	71,901
Interest paid	(200,022)	(105,453)
Income taxes paid	(9,012)	(8,895)

Net cash provided by operating activities	459,275	888,169

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
(In thousand of Reais)

	March 31, 2018	March 31, 2017

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(760,847)	(1,345,590)
Advances for acquisition of timber from forestry partnership program	(26,035)	(3,727)
Proceeds from sale of investment - Losango Project		201,999
Marketable securities, net	(379,204)	(615,045)
Capital increase on joint-venture	(2,963)
Proceeds from sale of property, plant and equipment	999	8,929
Derivative transactions settled (Note 9(c))	37,562	62,766

Net cash used in investing activities	(1,130,488)	(1,690,668)

Cash flows from financing activities
Borrowings (Note 19)	556,595	2,394,185
Repayments of principal (Note 19)	(1,071,362)	(132,282)
Repurchase of shares		(831)
Exercise of stock option program	211
Dividends paid	(2)	(1)
Others	737	406

Net cash (used in) provided by financing activities	(513,821)	2,261,477

Effect of exchange rate changes on cash and cash equivalents	(14,240)	(63,536)

Net (decrease) increase in cash and cash equivalents	(1,199,274)	1,395,442

Cash and cash equivalents at beginning of the period	4,051,717	2,660,073

Cash and cash equivalents at end of the period	2,852,443	4,055,515

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo, Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)) and Terminal Macuco located in the port of Santos, State of São Paulo (operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos SPE”)), which began its operations in February 2018.

(b)                                Voting agreement and other obligations

On March 16, 2018, we disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A., with Suzano Papel e Celulose S.A. acting as intervening party, entered into a Voting Agreement and other Obligations (“Agreement”), whereby Suzano’s controlling shareholders and Fibria’s controlling shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company’s Board of Director approved its accession to the Agreement on March 27, 2018.

The transaction is subject to the fulfillment of suspensive conditions, including the approval by antitrust authorities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, except for certain financial assets measured at fair value through profit or loss and through other comprehensive income, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and are being presented in accordance with IAS 34 - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2017, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB, as detailed in Note 2.1.1, 2.1.2 and Note 3 below.

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on April 23, 2018.

2.1.1                    Financial instruments — IFRS 9

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. As a result, the financial assets are classified in one of the following categories: at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss.

The requirements for classification and measurement of financial liabilities were practically unchanged from the previous standard (IAS 39), including those related to embedded derivatives and the option to assign financial liabilities at fair value. The only exception introduced by the new standard for financial liabilities relates to liabilities designated at fair value. Since the Company has no financial liabilities designated at fair value, this change did not have any impact.

(a)                                Finacial asset’s, classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(i)                                   Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(ii)                               Financial assets at fair value through other comprehensive income

Are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category.

This category includes the balance of other investments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the result, except for the fair value of investments in equity instruments that are recognized in other comprehensive income.

(iii)                           Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome, not derivative instruments and, under “Income from derivative financial instruments”, for derivative instruments.

2.1.2                    Revenue recognition — IFRS 15

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

The Company follows the conceptual framework of the standard, based on the five-step model: (1) identification of contracts with customers; (2) identification of performance obligations under contracts; (3) determining the transaction price; (4) allocation of the transaction price to the performance obligation provided for in the contracts and (5) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the three-month period ended March 31, 2018, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB

The standard below has been issued and is effective for future periods, as from January 1, 2019. We have not early adopted this standard.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Standard	IFRS 16 — Leases
Effective date	January 1, 2019
Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).

Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption

The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2017 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Foreign exchange risk

	March 31, 2018	December 31, 2017

Assets in foreign currency
Cash and cash equivalents	2,612,675	3,583,241
Trade accounts receivable (Note 10)	1,095,179	1,042,107

	3,707,854	4,625,348

Liabilities in foreign currency
Loans and financing (Note 19)	10,911,256	10,695,696
Trade payables (Note 20)	1,655,474	1,541,247
Derivative financial instruments (Note 9)	112,870	99,279

	12,679,600	12,336,222

Liability exposure	8,971,746	7,710,874

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

4.2                              Liquidity risk

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2018
Loans and financing	1,893,125	2,555,384	10,443,486	10,678,487
Derivative financial instruments	114,188	52,955	128,465
Trade and other payables	2,671,789	69,817	50,787	42,296

	4,679,102	2,678,156	10,622,738	10,720,783

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.3238). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	546,866	1,867,816
Loans and financing	2,708,916	5,417,833
Cash and cash equivalents	653,169	1,306,338

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at March 31, 2018. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	2,719	5,437
Currency basket	132	268
TJLP	2,343	4,655
Interbank Deposit Certificate (CDI)	4,549	9,014
IPCA	66	117

Derivative financial instruments
Interbank Deposit Certificate (CDI)	10,194	20,516
IPCA	270,354	539,456

Marketable securities (a)
Interbank Deposit Certificate (CDI)	12,785	25,430

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at March 31, 2018. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	113,410	233,601

6                                        Fair value estimates

In the three-month period ended March 31, 2018, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2017. There were no transfers between levels 1, 2 and 3 during the periods presented.

	March 31, 2018
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		415,282		415,282
Warrant to acquire Ensyn’s shares (Note 15(c))			10,270	10,270
Marketable securities (Note 8)	1,116,255	2,020,060		3,136,315

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			106,462	106,462
Other investments - CelluForce (Note 15(c))			16,652	16,652
Other investments - Spinnova (Note 15(c))			20,425	20,425

Biological asset (Note 16) (*)			4,204,267	4,204,267

Total assets	1,116,255	2,435,342	4,358,076	7,909,673

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(261,578)		(261,578)

Total liabilities		(261,578)		(261,578)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 15(c))			9,825	9,825
Marketable securities (Note 8)	1,992,707	783,255		2,775,962

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			105,955	105,955
Other investments - CelluForce (Note 15(c))			13,962	13,962
Other investments - Spinnova (Note 15(c))			19,847	19,847

Biological asset (Note 16) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

(*) See the changes in the fair value of the biological assets in Note 16.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

		March 31,	December 31,
	Yield used to discount (*)	2018	2017

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		348,057	349,595
Bonds - Fibria Overseas		6,409,237	6,589,506
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	2,975,590	2,267,818
Export credits (Finnvera)	LIBOR US$	1,470,871	1,356,872
In local currency
BNDES – TJLP	Brazilian interbank rate (DI 1)	1,433,048	1,908,852
BNDES – Fixed rate	Brazilian interbank rate (DI 1)	68,519	79,226
BNDES – Selic	Brazilian interbank rate (DI 1)	411,545	385,477
Currency basket	Brazilian interbank rate (DI 1)	73,522	481,088
Banco do Nordeste	Brazilian interbank rate (DI 1)		149,189
CRA	Brazilian interbank rate (DI 1)	5,206,187	4,783,841
FINEP	Brazilian interbank rate (DI 1)	978	1,133
FINAME	Brazilian interbank rate (DI 1)		167
NCE in Reais	Brazilian interbank rate (DI 1)	397,964	392,246
FDCO	Brazilian interbank rate (DI 1)	564,938	534,652

		19,360,456	19,279,662

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in March 31, 2018, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.39	1M	1.83	1M	17.64
6M	6.22	6M	2.33	6M	5.57
1Y	6.30	1Y	2.42	1Y	4.52
2Y	7.29	2Y	2.58	2Y	4.30
3Y	8.14	3Y	2.66	3Y	4.29
5Y	9.04	5Y	2.71	5Y	4.45
10Y	9.89	10Y	2.79	10Y	4.86

7                                        Cash and cash equivalents

	Average yield p.a. - %	March 31, 2018	December 31, 2017

Cash and banks (i)	1.84	2,079,067	3,239,685
Fixed-term deposits
Local currency	99.94% of CDI	224,356	415,377
Foreign currency (ii)	1.90	549,020	396,655

		2,852,443	4,051,717

(i)        It includes the balances of our foreign subsidiaries.

(ii) Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2016, refers mainly to Overnight maturing within 90 days).

The decrease of R$ 1,199,274 in the three-month period ended March 31, 2018 refers, mainly, to the prepayments of some debts in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

8                                        Marketable securities

	Average yield p.a.- %	March 31, 2018	December 31, 2017

In local currency
Brazilian Federal provision fund	30 of CDI	1,610	1,945
Brazilian Federal Government securities
At fair value through profit and loss	99.91 of CDI	1,114,645	1,990,762
At amortized cost (i)	6	5,800	5,716
Private securities (repurchase agreements)	100.62 of CDI	1,855,174	621,001
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	164,886	162,254

Marketable securities		3,142,115	2,781,678

Current		2,977,229	2,619,424

Non-Current		164,886	162,254

(i)             The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)          The amount will be held in the escrow account and shall be released upon governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 360,437 in the three-month period ended March 31, 2018 refers, mainly, to the surplus of cash invested in the period.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

9                                         Derivative financial instruments (including embedded derivative)

(a)                                 Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,964,000	1,981,000	59,819	90,078

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)		40,800		1,231
Swap IPCA x CDI (notional in Reais)	1,028,022	1,028,022	104,858	70,387

Hedges of foreign currency
Swap DI x US$ (USD)	172,079	173,547	(136,752)	(147,359)
Swap Pre x US$ (USD)	39,434	46,829	(35,937)	(43,229)

			(8,012)	(28,892)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	757,459	768,598	161,716	163,094

			153,704	134,202

Classified
In current assets			81,858	124,340
In non-current assets			333,424	323,952
In current liabilities			(132,096)	(151,571)
In non-current liabilities			(129,482)	(162,519)

			153,704	134,202

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(b)                                 Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$		40,800		134,156
Real CDI to USD	R$	337,798	340,618	578,611	579,978
Real TJLP to USD	R$
Real Pre to USD	R$	89,633	106,441	86,064	100,983
IPCA to CDI	R$	1,064,864	1,028,022	1,176,973	1,123,400
Liability
LIBOR to fixed	US$		40,800		(132,925)
Real CDI to USD	US$	172,079	173,547	(715,364)	(727,337)
Real TJLP to USD	US$
Real Pre to USD	US$	39,434	46,829	(122,001)	(144,212)
IPCA to CDI	R$	1,028,022	1,028,022	(1,072,114)	(1,053,013)

Total of swap contracts				(67,831)	(118,970)

Options - Cash flow hedge
Zero cost collar	US$	1,964,000	1,981,000	59,819	90,078

				(8,012)	(28,892)

(c)                                  Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	March 31, 2018	December 31, 2017	March 31, 2018	December 31, 2017

Operational hedge
Cash flow hedge of exports	59,819	90,078	42,973	300,044
Hedge of debts
Hedge of interest rates	104,858	71,618	1,073	(31,530)
Hedge of foreign currency	(172,689)	(190,588)	(6,484)	(146,744)

	(8,012)	(28,892)	37,562	121,770

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(d)                                 Fair value by maturity date of economic hedge strategy contracts

	March 31, 2018	December 31, 2017

2018	(51,871)	(31,234)
2019	(49,049)	(57,574)
2020	(44,808)	(57,165)
2021	(20,912)	(27,610)
2022	(19,242)	(22,209)
2023	177,870	166,900

	(8,012)	(28,892)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at March 31, 2018 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

10                                  Trade accounts receivable

	March 31, 2018	December 31, 2017

Domestic customers	191,776	157,475
Export customers	1,095,179	1,042,107

	1,286,955	1,199,582

Allowance for doubtful accounts	(6,350)	(6,425)

	1,280,605	1,193,157

In the three-month period ended March 31, 2018, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 2,987,296 (R$ 1,608,178 in the three-month period ended March 31, 2017), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

11                                  Inventory

	March 31, 2018	December 31, 2017

Finished goods at plants/warehouses
Brazil	494,198	460,963
Abroad	1,142,952	728,272
Work in process	24,968	18,850
Raw materials	745,973	674,379
Supplies(*)	177,277	184,022
Imports in transit	3,911	13,917

	2,589,279	2,080,403

(*) Net of R$ 8,340 as at March 31, 2018 (R$ 8,340 as at December 31, 2017) related to the provision for obsolescence of the inventory for maintenance.

12                                  Recoverable taxes

	March 31, 2018	December 31, 2017

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,217,778	1,150,492
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,219,918	1,210,235
Tax on Manufactured Products (IPI)	14,567	12,422
Credit related to Reintegra Program	221,582	203,540
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	645,504	738,990
Provision for the impairment of ICMS credits	(1,185,388)	(1,174,762)

	2,133,961	2,140,917

Current	398,541	272,623

Non-current	1,735,420	1,868,294

During the three-month period ended March 31, 2018, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                  Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                 Deferred taxes

	March 31, 2017	December 31, 2016

Tax loss carryforwards (i)	262,326	172,016
Provision for legal proceeds	117,803	114,385
Sundry provisions (impairment, operational and other)	624,598	621,420
Results of derivative contracts - payable on a cash basis for tax purposes	(52,259)	(45,629)
Exchange losses (net) - payable on a cash basis for tax purposes	971,629	1,016,427
Tax amortization of the assets acquired in the business combination - Aracruz	95,986	95,575
Actuarial gains on medical assistance plan (SEPACO)	12,579	13,840
Provision for tax on investments in foreign-domiciled subsidiaries	(570,115)	(199,198)
Reforestation costs already deducted for tax purposes	(232,875)	(263,649)
Fair values of biological assets	94,543	78,313
Transaction costs and capitalized financing costs	(125,578)	(126,571)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(738,034)	(715,669)
Other provisions	(9,871)	(8,715)

Total deferred taxes, net	450,732	752,545

Deferred taxes - asset (net by entity)	450,732	752,545

(i)        The balance as at March 31, 2018 is presented net of R$ 336,427 (R$ 329,428 as at December 31, 2017) related to the provision for impairment for foreign tax losses, as detailed in item (d) below.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Changes in the net balance of deferred income tax are as follows:

	March 31, 2018	December 31, 2017

At the beginning of the period	752,545	801,275
Tax loss carryforwards	90,310	(100,118)
Temporary differences from provisions	6,596	30,294
Provision for tax on investments in foreign-domiciled subsidiaries	(370,917)	215,138
Derivative financial instruments taxed on a cash basis	(6,630)	(39,369)
Amortization of goodwill	(21,954)	(91,350)
Reforestation costs (i)	30,774	233,652
Exchange losses (net) taxed on a cash basis	(44,798)	(395,225)
Fair value of biological assets	16,230	149,161
Actuarial losses on medical assistance plan (SEPACO)(ii)	(1,261)	(3,433)
Transaction costs and capitalized financing costs	993	(46,230)
Other	(1,156)	(1,250)

At the end of the period	450,732	752,545

(i)        In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)     Deferred taxes presented in the statement of other comprehensive income.

(b)                                Reconciliation of taxes on income

	March 31, 2018	March 31, 2017

Income before tax	892,884	561,014

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(303,581)	(190,745)

Reconciliation to effective expense

Equity in results of joint-venture	5	(31)
Credit from Reintegra Program	11,728	7,790
Benefits to directors	(10,517)	(4,395)
Foreign exchange effects on foreign subsidiaries (i)	21,529	(40,516)
Other, mainly non-deductible provisions	3,083	(4,120)

Income tax and Social Contribution benefit (expense) for the period	(277,753)	(232,017)

Effective rate - %	31.1	41.4

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the three-month period ended March 31, 2018, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2018.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2018	December 31, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(452)	(2,224)
Votorantim S.A.	Land leases	(195)	(196)
BNDES	Financing	(2,105,296)	(3,045,982)

		(2,105,943)	(3,048,402)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,971	9,924
Votener - Votorantim Comercializadora e Energia	Energy supplier	4,474	(1,018)
Banco Votorantim S.A.	Investments	1,596	68,535
Banco Votorantim S.A.	Financial instruments	225
Votorantim Cimentos S.A.	Input supplier	(35)	(54)
Votorantim Cimentos S.A.	Land leases		(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(3)	(3,690)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Nexa Resources	Chemical products supplier	(321)	(376)
Companhia Brasileira de Alumínio (“CBA”)	Land leases	(109)	(109)

		15,788	72,670

Net		(2,090,155)	(2,975,732)

Presented in the following lines
In assets
Marketable securities		1,596	68,535
Derivative financial instruments		225
Related parties - non-current		9,971	9,924
Other assets - current		11,467	3,343
In liabilities
Loans and financing (Note 19)		(2,105,296)	(3,045,982)
Suppliers		(8,118)	(11,552)

		(2,090,155)	(2,975,732)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(ii)                               Amounts transacted in the period

	Amounts transacted
	Nature	March 31, 2018	March 31, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(1,963)	(2,910)
Votorantim S.A.	Land leases	(586)	(2,886)
BNDES	Financing	(31,731)	(34,225)

		(34,280)	(40,021)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	47	(272)
Votener — Votorantim Comercializadora de Energia	Energy supplier	7,015	(5,073)
Banco Votorantim S.A.	Investments	691	2,751
Banco Votorantim S.A.	Financial instruments	225	1
Votorantim CTVM Ltda.	Rendering of services		(168)
Votorantim Cimentos S.A.	Energy supplier	2,234	2,957
Votorantim Cimentos S.A.	Input supplier	(100)	(103)
Votorantim Cimentos S.A.	Land leases		(1,872)
Votorantim Siderurgia S.A.	Standing wood supplier	(1,108)	(740)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	1,491	(1,925)
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(30)	(29)
Nexa Resources	Chemical products supplier	(1,568)	(1,121)
CBA	Land leases	(326)	(139)

		8,571	(5,733)

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	March 31, 2018	March 31, 2017

Benefits to officers and directors (i)	13,572	499

	13,572	499

(i)        Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS), the variable compensation program and compensation program based on shares. The variation above is substantially related to the reversal of R$ 7,770 recognized in the three-month period ended March 31, 2017, regarding the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance,

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

Compensation, Sustainability and Innovation Committees’ members of R$ 295 for the three-month period ended March 31, 2018 (R$ 308 for the three-month period ended March 31, 2017).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	March 31, 2018	December 31, 2017

Current liability
Payroll, profit sharing and related charges	5,001	16,798

Non-current liability
Other payables	7,343	4,339

Shareholders’ equity
Capital reserve	6,966	6,686

	19,310	27,823

15                                 Investments

	March 31, 2018	December 31, 2017

Investment in associate and joint-venture - equity method	3,332	3,316
Other investments — at fair value (a)	153,809	149,589

	157,141	152,905

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

(a)                                 Other investments

	Percentage of total capital	March 31, 2018	December 31, 2017

Ensyn (i)	12.11	116,732	115,780
CelluForce	8.3	16,652	13,962
Spinnova	18	20,425	19,847

		153,809	149,589

(i)             The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

Fair value change in our interest in the above investments was not significant in the three-month period ended March 31, 2018. The increase in the balance refers to the foreign currency effect on these investments and the capital contribution to CelluForce in March 2018 in the amount of CAD 1,160 thousand (equivalents then to R$ 2,963).

16                                 Biological assets

	March 31, 2018	December 31, 2017

At the beginning of the period	4,253,008	4,351,641

Additions	368,546	1,733,733
Harvests in the period (depletion)	(417,233)	(1,472,648)
Change in fair value - step up		(326,349)
Disposals / provision for losses	(54)	(33,369)

At the end of the period	4,204,267	4,253,008

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
(In thousands of Reais, unless otherwise indicated)

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738
Additions		46	221	383,971	223	384,461
Disposals		(2,388)	(2,955)		(133)	(5,476)
Depreciation		(43,117)	(252,457)		(12,324)	(307,898)
Transfers and others (ii)		15,519	277,184	(300,487)	10,650	2,866

At March 31, 2018	1,648,304	2,151,152	10,838,189	337,938	200,108	15,175,691

(i)        Includes vehicles, furniture, IT equipment and others.

(ii)     Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at March 31, 2018
In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	March 31, 2018	December 31, 2017

At the beginning of the period	4,592,262	4.575.694
Additions	7,840	60.686
Amortization	(18,576)	(69.563)
Transfers and others (*)	4,667	25.445

At the end of the period	4,586,193	4.592.262

Composed by
Goodwill — Aracruz	4,230,450	4.230.450
Systems development and deployment	56,164	47.197
Concession right — Macuco Terminal	178,744	115.047
Acquired from business combination
Databases	34,200	45.600
Relationships with suppliers - chemical products	69,609	72.187
Intangible in progress and trademarks and patents	6,900	71.403
Others	10,126	10.378

	4,586,193	4.592.262

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown by type of loan

		Average
		annual	Current		Non-current		Total
		interest	March 31,	December	March 31,	December 31,	March 31,	December 31,
Type/purpose	Interest rate	rate - %	2018	31, 2017	2018	2017	2018	2017

In foreign currency
BNDES - currency basket	UMBNDES	6.3	20,054	438,735	55,537	59,800	75,591	498,535
Bonds	Fixed	5.1	88,623	81,219	6,525,203	6,490,296	6,613,826	6,571,515
Finnvera	Libor	3.5	176,472	175,727	1,164,314	1,146,011	1,340,786	1,321,738
Export credits (prepayment)	Libor	3.5	280,221	2,818	2,600,832	2,301,090	2,881,053	2,303,908

			565,370	698,499	10,345,886	9,997,197	10,911,256	10,695,696

In Reais
BNDES	TJLP	8.8	89,904	574,895	1,336,432	1,365,637	1,426,336	1,940,532
BNDES	Fixed	6.0	29,925	35,045	39,274	45,839	69,199	80,884
BNDES	SELIC	7.3	22,792	10,344	511,378	515,687	534,170	526,031
FINAME	TJLP/ Fixed	2.50		167				167
BNB	Fixed	10.81				142,418		142,418
CRA	CDI/IPCA	8.7	97,704	60,436	4,903,670	4,882,218	5,001,374	4,942,654
NCE	CDI	6.8	310,944	312,477	86,449	86,449	397,393	398,926
FCO, FDCO and FINEP	Fixed	8.0	661	661	581,089	570,213	581,750	570,874
Others (Revolving costs)			371	381			371	381

			552,301	994,406	7,458,292	7,608,461	8,010,593	8,602,867

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563

Interest			334,400	283,089	113,732	98,542	448,132	381,631
Long-term borrowing			783,271	1,409,816	17,690,446	17,507,116	18,473,717	18,916,932

			1,117,671	1,692,905	17,804,178	17,605,658	18,921,849	19,298,563

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
In foreign currency
BNDES — currency basket	14,028	18,631	7,599	8,334	6,945					55,537
Bonds		319,354				1,975,877	1,951,316		2,278,656	6,525,203
Finnvera	168,530	165,964	165,964	165,964	165,964	165,964	165,964			1,164,314
Export credits (prepayment)	816,972	195,720	1,126,384	461,756						2,600,832

	999,530	699,669	1,299,947	636,054	172,909	2,141,841	2,117,280		2,278,656	10,345,886

In Reais
BNDES - TJLP	131,258	190,768	189,975	186,204	186,086	168,372	185,470	98,299		1,336,432
BNDES - Fixed rate	18,884	15,200	4,791	399						39,274
BNDES - Selic	37,981	50,641	49,394	46,869	67,597	65,488	109,117	84,291		511,378
CRA		1,203,958	666,995	1,512,680	1,520,037					4,903,670
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	119,417	57,709	57,709	57,709	57,709	57,709	57,709	57,709	57,709	581,089

	350,765	1,561,500	968,864	1,803,861	1,831,429	291,569	352,296	240,299	57,709	7,458,292

	1,350,295	2,261,169	2,268,811	2,439,915	2,004,338	2,433,410	2,469,576	240,299	2,336,365	17,804,178

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	March 31, 2018	December 31, 2017

Real	7,476,423	8,076,836
U.S. Dollar	10,835,665	10,197,161
Selic (*)	534,170	526,031
Currency basket	75,591	498,535

	18,921,849	19,298,563

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Roll forward

	March 31, 2018	December 31, 2017

At the beginning of period	19,298,563	16,152,511
Borrowings	560,224	8,657,127
Interest expense	265,212	1,106,063
Foreign exchange gains (losses), net	58,413	232,960
Repayments - principal amount	(1,071,362)	(5,710,288)
Interest paid	(200,022)	(1,046,117)
Additional transaction costs	(3,629)	(158,154)
Other (*)	14,450	64,461

At the end of the period	18,921,849	19,298,563

(*) Includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

BNDES

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Banco do Nordeste - BNB

On March 28, 2018, the Company prepaid the amount of R$ 147 million regarding to contract signed with Banco do Nordeste - BNB, with original maturity in December 2023 and fixed interest rate of 12.95% p.a. This settlement helps the decrease of the Company’s average debt cost.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

(f)                                  Significant operations contracted in the period

On January 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

20                                 Trade payables

	March 31, 2018	December 31, 2017

Local currency
Related parties	8,118	11,552
Third parties	800,888	1,557,663
Foreign currency
Third parties (i)	1,655,474	1,541,247

	2,464,480	3,110,462

(i)         We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at March 31, 2018, the amount of R$ 1,526,540 (R$ 1,392,072 as at December 31, 2017) refers to pulp purchases of the contract abovementioned.

21                                 Contingencies

	March 31, 2018			December 31, 2017
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	116,658	125,667	9,009	114,733	120,342	5,609
Labor	44,087	165,158	121,071	43,889	158,055	114,166
Civil	3,129	54,772	51,643	3,056	49,225	46,169

	163,874	345,597	181,723	161,678	327,622	165,944

The change in the provision for legal proceeds is as follows:

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

	March 31, 2018	December 31, 2017

At the beginning of the period	327,622	385,757
Settlement	(385)	(53,563)
Reversal	(6,948)	(58,056)
New litigation	14,383	13,136
Accrual of financial charges	10,925	40,348

At the end of the period	345,597	327,622

There were no significant changes in the ongoing claims in the three-month period ended March 31, 2018.

22                                 Revenue

(a)                                Reconciliation

	March 31, 2018	March 31, 2017

Gross amount	4,697,861	2,615,393
Sales taxes	(91,113)	(49,006)
Discounts and returns (*)	(913,581)	(492,370)

Net revenues	3,693,167	2,074,017

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	March 31, 2018	March 31, 2017

Revenue
Export market	3,320,435	1,863,542
Domestic market	347,598	187,958
Services	25,134	22,517

	3,693,167	2,074,017

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

23                                 Financial results

	March 31, 2018	March 31, 2017

Financial expenses
Interest on loans and financing (i)	(262,032)	(237,823)
Loan commissions	(15,851)	(10,665)
Others	(39,215)	(26,293)

	(317,098)	(274,781)

Financial income
Financial investment earnings	53,966	91,912
Others (ii)	14,511	23,071

	68,477	114,983

Gains (losses) on derivative financial instruments
Gain	131,204	318,210
Losses	(74,139)	(31,077)

	57,065	287,133

Foreign exchange and losses
Loans and financing	(58,413)	273,345
Other assets and liabilities (iii)	(20,111)	(69,472)

	(78,524)	203,873

Net financial result	(270,080)	331,208

(i)        Does not include the amount of R$ 3,180 as at March 31, 2018 (R$ 22,672 as at March 31, 2017), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 In thousands of Reais, unless otherwise indicated

24                                 Expenses by nature

	March 31, 2018	March 31, 2017

Cost of sales
Depreciation, depletion and amortization	(607,707)	(429,809)
Freight	(356,459)	(209,039)
Labor expenses	(162,470)	(134,979)
Variable costs (raw and consumable materials)	(1,078,509)	(959,611)

	(2,205,145)	(1,733,438)

Selling expenses
Labor expenses	(8,386)	(6,998)
Selling expenses (i)	(161,548)	(91,343)
Operating leases	(856)	(485)
Depreciation and amortization charges	(7,167)	(2,423)
Other expenses	(6,886)	(4,234)

	(184,843)	(105,483)

General and administrative and directors’ compensation expenses
Labor expenses	(31,694)	(23,907)
Third-party services (consulting, legal and others)	(24,801)	(21,438)
Depreciation and amortization charges	(4,763)	(3,582)
Taxes and contributions	(1,802)	(1,601)
Operating leases and insurance	(2,450)	(2,338)
Other expenses	(8,458)	(5,699)

	(73,968)	(58,565)

Other operating income, net
Program of variable compensation to employees	(43,987)	9,362
Gain on sale of investment - Losango Project		61,648
Tax credits	408	423
Increment of the provision for impairment of the ICMS credits
Loss on disposal of property, plant and equipment	(8,239)	(3,853)
Change in fair value of biological assets		(12,487)
Provision for contingencies, net	(15,408)	(1,864)
Others	963	137

	(66,263)	53,366

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

25                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	March 31, 2018	March 31, 2017

Numerator
Net income attributable to the shareholders of the Company	613,241	326,652

Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537

Basic earnings per share (in Reais)	1.11	0.59

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the three-month period ended March 31, 2018, 2017, excluding the 733,574 treasury shares of shares in the three-month period ended March 31, 2018 (372,242 shares for the three-month period ended March 31, 2017). In the three-month period ended March 31, 2018 and 2017 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the period plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	March 31, 2018	March 31, 2017

Numerator
Net income attributable to the shareholders of the Company	613,241	326,652

Denominator
Weighted average number of common shares outstanding	553,190,914	553,580,537
Dilution effect
Stock options	733,574	892,132
Number of common shares outstanding adjusted according to dilution effect	553,924,488	554,472,669

Diluted earnings per share (in Reais)	1.11	0.59

Fibria Celulose S.A. Notes to the unaudited consolidated interim financial information at March 31, 2018 (In thousands of Reais, unless otherwise indicated)

26                                 Explanatory notes not presented

We presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the September 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2017.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO